Schedule 13D
Amendment #2

Issuer:  SALOMON, INC.

Common Stock

CUSIP Number:  79549B107

Person authorized to receive notices and communications:

Mark VanDevelde

 Ross Financial Corporation
 P.O. Box 31363-SMB
 Mirco Commerce Centre
 Cayman Islands, B.W.I
 (345) 949-7950


Date of event which requires filing:  August 6, 1997


Name of Reporting Person:
Dart Financial Corporation

Source of Funds:
None

Citizenship or Place of Organization:
Nevada

Sole Voting Power:
Zero

Shared Voting Power:
13,000 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
13,000 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

13,000 shares    These shares are beneficially owned by the
                 Kenneth B. Dart Residual Subtrust.

Percent of Class Represented by Amount:
0.012%

Type of Reporting Person
OO-PRIVATE TRUST COMPANY

Name of Reporting Person:
The Kenneth B. Dart Residual Subtrust created under the Third
Amendment and Restatement of Trust Agreement of William F. Dart.

Source of Funds:
PF-PERSONAL FUNDS

Citizenship or Place of Organization:
Nevada

Sole Voting Power:
Zero

Shared Voting Power:
13,000 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
13,000 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

13,000 shares    These shares may also be deemed to be owned by
                 Dart Financial Corporation, which is the Trustee of the Kenneth B. Dart Residual Subtrust.

Percent of Class Represented by Amount:
0.012%

Type of Reporting Person
OO-TRUST

Name of Reporting Person:
William A. Dart

Source of Funds:
None

Citizenship or Place of Organization:
Florida

Sole Voting Power:
Zero

Shared Voting Power:
13,000 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
13,000 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

13,000 shares    These shares are beneficially owned by Dart
                 Financial Corporation, as to which William
                 A. Dart is a 50% shareholder.

Percent of Class Represented by Amount:
0.012%

Type of Reporting Person
IN-INDIVIDUAL

Name of Reporting Person:
Claire T. Dart

Source of Funds:
None

Citizenship or Place of Organization:
Florida

Sole Voting Power:
Zero

Shared Voting Power:
13,000 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
13,000 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

13,000 shares    These shares are beneficially owned by Dart
                 Financial Corporation, as to which Claire
                 T. Dart is a 50% shareholder.

Percent of Class Represented by Amount:
0.012%

Type of Reporting Person
IN-INDIVIDUAL

Name of Reporting Person:
Kenneth B. Dart

Source of Funds:
None

Citizenship or Place of Organization:
Belize

Sole Voting Power:
Zero

Shared Voting Power:
5,357,100 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
5,357,100 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

5,357,100 shares  These shares are beneficially owned by Ross
                  Financial Corporation, as to which Kenneth B.
                  Dart is the 100% shareholder.

Percent of Class Represented by Amount:
4.955%

Type of Reporting Person
IN-INDIVIDUAL

Name of Reporting Person:
Ross Financial Corporation

Source of Funds:
WC-WORKING CAPITAL
OO-MARGIN BORROWING

Citizenship or Place of Organization:
Cayman Islands

Sole Voting Power:
Zero

Shared Voting Power:
5,357,100 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
5,357,100 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:

5,357,100 shares    These shares may be deemed to be beneficially
                    owned by Kenneth B. Dart who is the 100% shareholder.

Percent of Class Represented by Amount:
4.955%

Type of Reporting Person
CO-CORPORATION

Name of Reporting Person:
W. A. Dart Foundation

Source of Funds:
WC-WORKING CAPITAL

Citizenship or Place of Organization:
Michigan

Sole Voting Power:
30,000 shares

Shared Voting Power:
None

Sole Dispositive Power
30,000 shares

Shared Dispositive Power
None

Aggregate Amount Beneficially Owned By Each Reporting Person:

30,000 shares

Percent of Class Represented by Amount:
0.028%

Type of Reporting Person
OO-PRIVATE FOUNDATION
JOINT STATEMENT

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of voting common stock (the "Common Stock") of Salomon Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Seven World Trade Center, New York, New York 10048.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed jointly by the following reporting persons (the "Reporting Persons") as a group because of their family and business relationships:

(a)-(f)

A.  Dart Financial Corporation ("Dart").

    (1)  State of Incorporation: Nevada

    (2)  Principal business: Private trust company.

    (3)  Address of Principal Business:
         First Interstate Bank of Nevada N.A.
         Trust Department
         3800 Howard Hughes Parkway
         Suite 200
         Las Vegas, Nevada  89109

    (4)  Address of Principal Office:
         First Interstate Bank of Nevada N.A.
         Trust Department
         3800 Howard Hughes Parkway
         Suite 200
         Las Vegas, Nevada  89109

   (5)  Name and address of all members of the Board of Directors:

        William A. Dart
        1952 Field Road
        Sarasota, Florida 34231

        Claire T. Dart
        1952 Field Road
        Sarasota, Florida  34231

   (6)  Name and address of all officers:

        William A. Dart    CEO, President &
        1952 Field Road            Treasurer
        Sarasota, Florida 34231


        Claire T. Dart     Vice President
        1952 Field Road
        Sarasota, Florida 34231

        Benjamin O. Schwendener, Jr.  Secretary
        222 North Washington Square
        Suite 400
        Lansing, Michigan 48933

        JoAnne E. Williams   Assistant Secretary
        500 Hogsback Road
        Mason, Michigan 48854

(7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

B.  William A. Dart

  (1)  Residency: Florida

  (2)  Business Address:
       1952 Field Road
       Sarasota, Florida 34231

  (3)  Principal Employment:

       Chairman of the Board of the following corporations:
       (a)  Dart Container Corporation
            P.O. Box 31372-SMB
            Grand Cayman, Cayman Islands, B.W.I.  *

       (b)  Dart Container Corporation of Pennsylvania
            500 Hogsback Road
            Mason, Michigan  48854  *

       (c)  Dart Container Corporation of Kentucky
            500 Hogsback Road
            Mason, Michigan  48854  *

       (d)  Dart Container Corporation of Illinois
            500 Hogsback Road
            Mason, Michigan  48854  *

       (e)  Dart Container Corporation of Georgia
            500 Hogsback Road
            Mason, Michigan  48854  *

       (f)  Dart Container Corporation of California
            500 Hogsback Road
            Mason, Michigan  48854  *

       (g)  Dart Cup, Ltd.
            500 Hogsback Road
            Mason, Michigan  48854  *

       (h)  Dart Container Corporation of Michigan
            500 Hogsback Road
            Mason, Michigan  48854  *

       President, Secretary and Board Member of the following corporation:

       (a)  Dart Container Corporation of Florida
            1952 Field Road
            Sarasota, Florida  34231  **

       President, Treasurer and Board Member of the following corporation:

       (a)  Dart Financial Corporation
            First Interstate Bank of Nevada N.A.
            Trust Department
            3800 Howard Hughes Parkway, Suite 200
            Las Vegas, Nevada  89109  ***

       Board Member of the following corporations:

        (a)  Dart Energy Corporation
             600 Dart Road
             Mason, Michigan  48854  ****

        (b)  Dart Properties Incorporated
             600 Dart Road
             Mason, Michigan 48854 *****

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

** The principal business activity is the general partner of the Dart Container Company of Florida Limited Partnership, the principal business activity of which is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

*** The principal business activity is a private trust company.

**** The principal business activity is oil and Gas exploration and related oil field operations.

***** The principal business activity is the management and construction of real estate projects.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. This reporting person is a citizen of the United States.

C.  Claire T. Dart

   (1)  Residency:  Florida

   (2)  Business Address:
        1952 Field Road
        Sarasota, Florida 34231

   (3)  Principal Employment:

        Member of the Board of the following corporations:

        (a)  Dart Container Corporation
             P.O. Box 31372-SMB
             Grand Cayman, Cayman Islands, B.W.I.  *

        (b)  Dart Container Corporation of Pennsylvania
             500 Hogsback Road
             Mason, Michigan  48854  *

        (c)  Dart Container Corporation of Kentucky
             500 Hogsback Road
             Mason, Michigan  48854  *

        (d)  Dart Container Corporation of Illinois
             500 Hogsback Road
             Mason, Michigan  48854  *

        (e)  Dart Container Corporation of Georgia
             500 Hogsback Road
             Mason, Michigan  48854  *

        (f)  Dart Container Corporation of California
             500 Hogsback Road
             Mason, Michigan  48854  *

        (g)  Dart Container Corporation of Michigan
             500 Hogsback Road
             Mason, Michigan  48854  *

        (h)  Dart Container Corporation of Florida
             1952 Field Road
             Sarasota, Florida  34231  **

         Vice President and Board Member of the following corporations:

        (a)  Dart Financial Corporation
             First Interstate Bank of Nevada N.A.
             Trust Department
             3800 Howard Hughes Parkway, Suite 200
             Las Vegas, Nevada  89109  ***

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

** The principal business activity is the general partner of the Dart Container Company of Florida Limited Partnership, the principal business activity of which is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

*** The principal business activity is a private trust company.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. This reporting person is a citizen of the United States.

D.  Kenneth B. Dart Residual Subtrust

    (1)  State of Organization: Nevada

    (2) Principal business: Investment in securities and real estate.

    (3)  Address of Principal Business:
         First Interstate Bank of Nevada N.A.
         Trust Department
         3800 Howard Hughes Parkway
         Suite 200
         Las Vegas, Nevada  89109

    (4)  Address of Principal Office:
         First Interstate Bank of Nevada N.A.
         Trust Department
         3800 Howard Hughes Parkway
         Suite 200
         Las Vegas, Nevada  89109

    (5)  Name and address of the Trustee.
         Dart Financial Corporation
         First Interstate Bank of Nevada N.A., Trust Dept.
         3800 Howard Hughes Parkway, Suite 200
         Las Vegas, Nevada  89109

    (6)  This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

E.  Kenneth B. Dart

    (1)  Business Address: P.O. Box 31300-SMB, Grand Cayman,
                           Cayman Islands, B.W.I.

    (2)  Principal Employment:  President of the following
                                corporation:

        (a)  Dart Container Corporation
             P.O. Box 31372-SMB
             Grand Cayman, Cayman Islands, B.W.I.  *

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

    (3)  This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (4)  Citizenship:  Belize

F.  ROSS FINANCIAL CORPORATION

    (1)  Country of Organization: Cayman Islands

    (2) Principal business:  Investment in securities.

    (3)  Address of Principal Business:
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

    (4)  Address of Principal Office:
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

    (5)  Name and address of all members of the Board of Directors:

         Kenneth B. Dart
         P.O. Box 31300-SMB
         Grand Cayman, Cayman Islands, B.W.I.

    (6)  Name and address of all officers:

         Kenneth B. Dart      President/Treasurer
         P.O. Box 31300-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Mark VanDevelde      Secretary
         P.O. Box 31363-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Foreshore Corporate Services    Assistant Secretary
         P.O. Box 1994
         Grand Cayman, Cayman Islands, B.W.I.

    (7) Neither this reporting person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

G.  W.A. DART FOUNDATION

    (1)  Place of Organization: Michigan

    (2) Principal Business: Private Foundation which spends its funds exclusively for charitable, religious, educational and scientific endeavors.

    (3)  Address of Principal Business: 500 Hogsback Road,
         Mason, Michigan 48854

    (4)  Address of Principal Office:  500 Hogsback Road,
         Mason, Michigan 48854

    (5)  Name and address of all members of the Board of Directors:

         William A. Dart
         1952 Field Road
         Sarasota, Florida 34231

         Claire T. Dart
         1952 Field Road
         Sarasota, Florida 34231

         Kenneth B. Dart
         P.O. Box 31300-SMB
         Grand Cayman, Cayman Islands, B.W.I.

         Robert C. Dart
         Garretts Lane, Cradley Heath
         Warley, West Midlands, England  B64 5RE

         Benjamin O. Schwendener, Jr.
         222 North Washington Square
         Suite 400
         Lansing, Michigan 48933

    (6)  This reporting person has not during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A.  Dart Financial Corporation:

Dart Financial Corporation purchased no new shares of Common Stock for its own account.

B.  Kenneth B. Dart Residual Subtrust:

The Kenneth B. Dart Residual Subtrust purchased no new shares of
Common Stock for its own account.

C.  William A. Dart:

William A. Dart purchased no new shares of Common Stock for his own account.

D.  Claire T. Dart:

Claire T. Dart purchased no new shares of Common Stock for her own account.

E.  Kenneth B. Dart:

Kenneth B. Dart purchased no shares of Common Stock for his account but may be deemed to have purchased the shares purchased by Ross
Financial Corporation and may be deemed to have sold the shares sold by Ross Financial Corporation because he is the 100% shareholder of Ross Financial Corporation.

F.   Ross Financial Corporation:

Since the last filing, Ross Financial Corporation purchased 315,200 shares of Common Stock for total consideration (including brokerage commission) of approximately $14,066,322.50. Ross Financial Corporation acquired shares of Common Stock by using funds from its working capital account and margin borrowing from its account with Bear, Stearns & Co., Inc. Since the last filing, Ross Financial Corporation sold 1,553,400 shares of Common Stock for total consideration (excluding brokerage commission and SEC charges) of approximately $89,861,200.65.

G.  W.A. Dart Foundation:

The W.A. Dart Foundation purchased no new shares of Common Stock for its own account.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting persons. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5  INTEREST IN SECURITIES OF ISSUER.

(a)-(b)

A.  The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of August 6, 1997, the Reporting Persons owned the following shares of Common Stock.

   (1) The Kenneth B. Dart Subtrust ("KBD Subtrust") is the direct owner of 13,000 shares of Common Stock. The 13,000 shares represent approximately .012% of the 108,105,048 shares of Common
Stock outstanding as of April 30, 1997, as reported by the Company on Form 10-Q for the quarter ending March 31, 1997 (the
"Outstanding Shares").

    (2)  By virtue of its status as the sole Trustee of the KBD
Subtrust, Dart Financial Corporation, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock owned by the KBD Subtrust.

    (3) By virtue of his ownership of 50% of the outstanding voting shares of Dart Financial Corporation, William A. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Dart Financial Corporation.

    (4) By virtue of her ownership of 50% of the outstanding voting shares of Dart Financial Corporation, Claire T. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Dart Financial Corporation.

    (5)  William A. Dart, Claire T. Dart and Dart Financial
Corporation share the voting and dispositive powers with respect to the shares of Common Stock beneficially owned by the KBD Subtrust.

    (6) By virtue of his ownership of 100% of the outstanding voting shares of Ross Financial Corporation, Kenneth B. Dart, for purposes of this Schedule 13D, as amended, may be deemed to be a beneficial owner of all of the shares which may be deemed to be owned by Ross Financial Corporation.

    (7) Ross Financial Corporation is the direct owner of 5,357,100 shares of Common Stock. The 5,357,100 shares represent approximately 4.955% of the Outstanding Shares.

    (8) W.A. Dart Foundation is the direct owner of 30,000 shares of Common Stock. The 30,000 shares represent approximately .028% of the Outstanding Shares.

    (9) After netting out the shares held by more than one person, the Reporting Persons herein have beneficial ownership of an aggregate of 5,400,100 shares of Common Stock representing
4.995% of the Outstanding Shares.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. All of the transactions on Exhibit A were affected on the New York Stock Exchange.

(d) No other person is known to have the right or power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Dart Financial Corporation is the Trustee of KBD Subtrust.  William
A. Dart and Claire T. Dart are the sole shareholders of the voting stock of Dart Financial Corporation. Kenneth B. Dart is the sole shareholder of Ross Financial Corporation. There are interrelated boards and officers of the entities in Item 2 as indicated therein. The Agreement among the Reporting Persons with respect to the filing of this amendment to Schedule 13D is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED WITH EXHIBITS.

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting persons with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

DART FINANCIAL CORPORATION         ROSS FINANCIAL CORPORATION
By:  William A. Dart               By: Kenneth B. Dart
Its: President                     Its: President
Dated:  August 6, 1997             Dated:  August 6, 1997

William A. Dart                    Kenneth B. Dart
Dated:  August 6, 1997             Dated:  August 6, 1997

Claire T. Dart
Dated:  August 6, 1997

W. A. DART FOUNDATION
By: William A. Dart
Its: President
Dated:  August 6, 1997

KENNETH B. DART RESIDUAL SUBTRUST
By:William A. Dart
   President of Dart Financial
   Corporation, Trustee
Dated:  August 6, 1997


EXHIBIT A


PURCHASE TRANSACTIONS BY ROSS FINANCIAL CORPORATION

Date        # of     Share                               Total
Purchased  shares    Price      Cost      Commission     Cost

12/16/96    61,900   44.500   2,754,550.00    3,095   2,767,645.00
12/16/96    65,000   44.625   2,900,625.00    3,250   2,903,875.00
12/17/96     4,000   44.375     177,500.00      200     177,700.00
12/17/96    52,000   44.500   2,314,000.00    2,600   2,316,600.00
12/17/96   132,300   44.625   5,903,887.50    6,615   5,910,502.50

SALE TRANSACTIONS BY ROSS FINANCIAL CORPORATION

Date        # of     Share                               Total
Sold       shares    Price      Proceeds  Commission     Proceeds

 2/13/97     1,200   60.125      72,150.00       60      72,090.00
 2/13/97    49,500   60.000   2,970,000.00    2,475   2,967,525.00
 2/18/97    18,500   60.000   1,110,000.00      925   1,109,075.00
 2/18/97     4,600   60.125     276,575.00      230     276,345.00
 2/18/97     1,600   60.250      96,400.00       80      96,320.00
 2/18/97     8,000   60.375     483,000.00      400     482,600.00
 2/18/97    37,100   60.500   2,244,550.00    1,866   2,242,684.00
 2/18/97    11,300   60.625     685,062.50      565     684,497.50
 2/19/97    53,200   61.250   3,258,500.00    2,660   3,255,840.00
 2/19/97    37,300   61.125   2,279,962.50    1,865   2,278,097.50
 2/19/97    78,300   61.000   4,776,300.00    3,915   4,772,385.00
 2/19/97    36,400   60.875   2,215,850.00    1,820   2,214,030.00
 2/19/97    73,600   60.750   4,471,200.00    3,680   4,467,520.00
 2/19/97    11,500   60.625     697,187.50      575     696,612.50
 2/19/97     9,700   60.500     586,850.00      485     586,365.00
 3/21/97   110,000   54.875   6,036,250.00    5,500   6,030,750.00
 3/21/97     3,300   55.000     181,500.00      165     181,335.00
 3/24/97    50,000   55.875   2,750,000.00    2,500   2,747,500.00
 3/24/97    38,100   55.125   2,100,262.50    1,905   2,098,357.50
 3/24/97    18,900   55.250   1,044,225.00      945   1,043,280.00
 3/25/97     2,400   55.000     132,000.00      120     131,880.00
 3/25/97    20,500   55.125   1,130,062.50    1,025   1,129,037.50
 3/25/97    61,500   55.250   3,397,875.00    3,075   3,394,800.00
 3/25/97   144,400   55.375   7,996,150.00    7,220   7,988,930.00
 3/25/97     9,000   55.500     499,500.00      450     499,050.00
 3/26/97    11,000   55.000     605,000.00      550     604,450.00
 3/26/97     1,000   55.125      55,125.00       50      55,075.00
 4/ 7/97   157,100   55.000   8,640,500.00    7,855   8,632,645.00
 4/ 7/97    16,400   55.250     906,100.00      820     905,280.00
 4/ 7/97   126,500   55.125   6,973,312.50    6,325   6,966,987.50
 4/ 8/97    66,500   55.000   3,657,500.00    3,325   3,654,175.00
 4/ 8/97    40,000   55.125   2,205,000.00    2,000   2,203,000.00
 4/ 9/97    55,000   55.000   3,025,000.00    2,750   3,022,250.00
 8/ 6/97    30,000   64.750   1,942,500.00    1,500   1,941,000.00
 8/ 6/97   160,000   65.250  10,440,000.00    8,000  10,432,000.00

TOTALS   1,553,400           89,941,450.00   77,670  89,861,200.65*

*There were $2,579.35 of SEC charges attributable to these sales.

All transactions were effected on the New York Stock Exchange.

EXHIBIT B
AGREEMENT

This will confirm the agreement by and among all of the undersigned that Schedule 13D filed on or about November 12, 1996 and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting common stock, of Salomon, Inc., a Delaware corporation was, and are being, filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DART FINANCIAL CORPORATION         ROSS FINANCIAL CORPORATION
By:  William A. Dart               By: Kenneth B. Dart
Its: President                     Its: President
Dated:  August 6, 1997             Dated:  August 6, 1997

William A. Dart                    Kenneth B. Dart
Dated:  August 6, 1997             Dated:  August 6, 1997

Claire T. Dart
Dated:  August 6, 1997

W. A. DART FOUNDATION
By: William A. Dart
Its: President
Dated:  August 6, 1997

KENNETH B. DART RESIDUAL SUBTRUST
By:William A. Dart
   President of Dart Financial
   Corporation, Trustee
Dated:  August 6, 1997